Exhibit 99.23

Nouveau Monde receives $1.5M in funding to develop spherical graphite

Government of Canada Supports NMG‘s innovation and economic development platform

SAINT-MICHEL-DES-SAINTS, Quebec, June 30, 2020 -- Committed to developing a low-carbon option for the spherical graphite market currently controlled by China, Nouveau Monde Graphite (“Nouveau Monde” or “NMG”) (TSXV: NOU; OTCQX: NMGRF; Frankfurt: NM9) will receive $1.5 million in repayable funding from Canada Economic Development for Quebec Regions (CED) to implement its secondary transformation processes to manufacture purified spherical graphite.

Nouveau Monde will use this financial support to acquire, adapt and install state-of-the-art equipment to micronize and spheronize natural flake graphite. The transformation of graphite concentrate into value-added products is a key step for its use as anode material in lithium-ion batteries – a booming market given the growing adoption of electric vehicles, – as a heat-sink foil for electronic devices, and in expandable composites for industrial applications.

In February, Nouveau Monde started producing spherical graphite at its demonstration plant to calibrate and optimize the secondary transformation process that it had developed (see announcement on February 26, 2020). “This funding will be a true springboard for us to scale up our business strategy for value-added products and create wealth for our communities, customers and shareholders,” explained Eric Desaulniers, President and CEO of Nouveau Monde. “Our roadmap to launch our commercial activities along with our ideal location to supply the US and European markets put us in a great position to capitalize on expected growth in the battery and tech sector.”

With clean and renewable electricity, world-class mineral resources, talent to drive innovation, and an industrial cluster focused on transportation electrification, Quebec represents an exceptional business environment for Nouveau Monde’s integrated business model.

“The Government of Canada has made it a priority to invest in promising sectors and innovative, thriving SMEs. With this in mind, CED’s support will enable Nouveau Monde Graphite to reach a new phase in its development. This project will be a vector for positive economic, social and environmental spinoffs for the RCM of Matawinie and Quebec as a whole,” highlights the Honourable Mélanie Joly, Member of Parliament for Ahuntsic-Cartierville, Minister of Economic Development and Official Languages and Minister responsible for CED.

ABOUT Nouveau Monde Graphite

Nouveau Monde Graphite is developing the Matawinie graphite mining project, located in Saint-Michel-des-Saints, 150 km north of Montréal, QC. At the end of 2018, the Company published a Feasibility Study which revealed strong economics with projected graphite concentrate production of 100,000 tonnes per year, with an average concentrate purity of 97%, over a 26-year period. Currently, Nouveau Monde operates a demonstration plant where it produces concentrated flake graphite, which is being sent to potential North American and international clients for the qualification of its products. In a perspective of vertical integration within the electrical vehicle market, Nouveau Monde is planning a large-scale secondary graphite transformation facility, catering to the needs of the booming lithium-ion battery industry. Dedicated to high standards of sustainability, the Matawinie graphite project will be the first of its kind to operate as an all-electric, low-carbon mine.

Media	Investors
Julie Paquet	Christina Lalli
Director, Communications	Director, Investor Relations
450-757-8905 #140	438-399-8665
jpaquet@nouveaumonde.ca	clalli@nouveaumonde.ca

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Cautionary Note Regarding Forward-Looking Information

All statements, other than statements of historical fact, contained in this press release including, but not limited to (i) the positive impact of the foregoing on project economics, and (ii) generally, or the “About Nouveau Monde Graphite” paragraph which essentially describe the Corporation’s outlook and objectives, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, and are based on expectations, estimates and projections as of the time of this press release. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Corporation as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Further information regarding Corporation is available in the SEDAR database (www.sedar.com) and on the Corporation’s website at: www.NouveauMonde.ca